DATARAM

PRESS RELEASE


Dataram Contact:                             Investor Contact:

Mark Maddocks, Vice President-Finance, CFO   Joe Zappulla, Wall Street
                                                Investor Relations Corp.
609-799-0071                                 212-714-2445
info@dataram.com                             JZappulla@WallStreetIR.com



             DATARAM REPORTS FOURTH QUARTER FINANCIAL RESULTS


PRINCETON, N.J. June 5, 2002 - Dataram Corporation (NASDAQ: DRAM) today reported its financial results for its fiscal fourth quarter ended April 30, 2002. Revenues for the fourth quarter totaled $19.8 million compared to $19.6 million for the previous sequential quarter and $25.9 million for the fourth quarter of the previous fiscal year. The Company incurred a net loss before non-cash items of $442,000 or $0.05 per share, compared to net earnings before non-cash items in the prior comparable quarter of $1.3 million or $0.13 per diluted share. The net loss in this fiscal year's fourth quarter was $1.7 million or $0.20 per share compared to a net loss in the prior quarter of $4.8 million or $0.57 per share and net earnings of $635,000 or $0.07 per share in the fourth quarter of the previous fiscal year.

(In 000's, except               Third
per share amounts)              Quarter    Fourth Quarter       Full Year
___________________________     ________   _______________   ________________

                                FY2002     FY2002   FY2001   FY2002   FY2001
                                ______     ______   ______   ______   _______

Revenues                        $19,646   $19,801  $25,886  $81,190  $130,577

Net earnings (loss) before
   non-cash items               $ 1,565   $  (442) $ 1,264  $ 2,349  $ 10,380

                  Per share     $  0.17   $ (0.05) $  0.13  $  0.25  $   1.06

Shares outstanding                9,334     8,490    9,585    9,366     9,807

Amortization of intangible
   assets                       $ 5,263        --  $   300  $ 5,856  $    300

Depreciation                    $ 1,085   $ 1,275  $   329  $ 4,594  $  1,485

Net earnings (loss)             $(4,783)  $(1,717) $   635  $(8,101) $  8,595

Net earnings (loss) per share   $ (0.57)  $ (0.20) $  0.07  $ (0.95) $   0.88

Shares outstanding                8,454     8,490    9,585    8,487     9,807



Robert Tarantino, Dataram's chairman and chief executive officer, commented, "We did not see any evidence that information technology infrastructure spending improved in our fiscal fourth quarter. Corporate IT spending remained soft in light of the general economic uncertainty. While we are disappointed with the results of the fiscal fourth quarter, we achieved certain goals that should have a positive impact on our future performance. During the quarter, the company entered into global purchasing agreements with three major international corporations to provide memory for their varied applications. Additionally, we entered into an agreement with a major contract manufacturer, which allows us to fulfill their program requirements for memory. The integration of our worldwide sales team and the refinement of our product offerings have been successfully accomplished. We are now entering the final phase of our global organizational plans, which requires us to consolidate the company's information systems. As we enter into this phase of the integration, we expect to achieve further efficiencies and cost savings this fiscal year. As the economy rebounds, our expanded capabilities to service the memory needs of new and existing customers will provide us with the impetus to expand our market share and grow profitably."

Mr. Tarantino continued, "Dataram's value lies in our ability to utilize our worldwide sales team's capability to market compatible workstation, PC and server memory, as well as in utilizing our manufacturing expertise and assets to service the memory needs of OEM customers worldwide. Our mission is to maximize shareholder value by growing profitability. To that end we have responded to a broad information technology slump by reducing costs, with plans in place to establish further operational efficiencies that will support expansion going forward, while preserving our key resources.
Although we cannot control the macro-economic influences that have plagued our market over the last year, we will continue to position Dataram for sustained profitability and, as the market regains its positive momentum, long term growth.

Mr. Maddocks added, "Dataram's balance sheet remains strong. The company's decision in the fiscal third quarter to reduce its debt and restructure its credit line to take advantage of the low interest rate environment has further strengthened its financial position. With $3.7 million in cash and a current ratio of 2.6, the company remains highly liquid and well positioned to meet the needs of the upcoming fiscal year."



Dataram will conduct a conference call at 11:00 a.m. (EDT) today to present its fourth quarter financial results and to respond to investor questions. Interested shareholders may participate in the call by dialing 800-621-5170 and providing the following reservation number: 20646840. It is recommended that participants call 10 minutes before the conference call is scheduled to begin. The conference call can also be accessed over the Internet through
Vcall at www.vcall.com.   A replay of the call will be available
approximately one hour after the completion of the conference call through Vcall and for 24 hours by dialing 800-633-8284 and entering the reservation number listed above.

ABOUT DATARAM CORPORATION

Dataram Corporation, celebrating its 36th year in the computer industry, is a leading provider of computer memory. The Company offers a specialized line of gigabyte-class memory for entry- to enterprise-level servers, workstations and notebooks from Dell, Fujitsu/Siemens, HP/Compaq, IBM, SGI, Sun, Toshiba and Intel platforms. Additionally, the Company manufactures memory for original equipment manufacturers and channel assemblers. Further information is available on the Internet at www.dataram.com.


                        Financial Tables Follow



                   DATARAM CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF OPERATIONS
                  (In thousands, except per share amounts)
                                  (Unaudited)




                                    Quarter Ended             Year Ended

                                  4/30/2002  4/30/2001   4/30/2002  4/30/2001

Revenues                          $  19,801  $  25,886   $  81,190  $ 130,577
Costs and expenses:
  Cost of sales                      16,514     18,134      56,737     97,588
  Engineering and development           393        500       1,839      1,673
  Selling, general and administrative 4,973      5,467      21,532     17,600
  Intangible asset amortization           0        300       5,856        300
  Restructuring charges                   0          0       1,200          0
                                  _________  _________   _________  _________

                                     21,880     24,401      87,164    117,161

Earnings (loss) from operations      (2,079)     1,485      (5,974)    13,416

Interest income (expense), net          (91)        17        (916)       855
                                  _________  _________   _________  _________

Earnings (loss) before
income taxes                         (2,170)     1,502      (6,890)    14,271

Income tax provision (benefit)         (453)       867       1,211      5,676
                                  _________  _________   _________  _________

Net earnings (loss)               $  (1,717) $     635   $  (8,101) $   8,595
                                  =========  =========   =========  =========

Net earnings (loss) per share:
      Basic                       $   (0.20) $     .07   $    (.95) $    1.01
                                  =========  =========   =========  =========
      Diluted                     $   (0.20) $     .07   $    (.95) $     .88
                                  =========  =========   =========  =========

Average number of shares
outstanding:
     Basic                            8,490      8,489       8,487      8,498
                                  =========  =========   =========  =========
     Diluted                          8,490      9,585       8,487      9,807
                                  =========  =========   =========  =========



                     DATARAM CORPORATION AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)
                                  (Unaudited)

                                         April 30, 2002     April 30, 2001
                                         ______________     ______________
ASSETS

Current assets:

    Cash and cash equivalents           $        3,656      $       10,236
    Trade receivables, net                      11,478              17,641
    Inventories                                  5,435               5,925
    Other current assets                         1,231                 888
                                         ______________     ______________
    Total current assets                        21,800              34,690

Property and equipment, net                      9,210              13,226

Goodwill                                        11,144               9,957
Intangible assets, net                               0               7,043

Other assets                                       408                 365
                                         ______________     ______________

                                         $      42,562      $       65,281
                                         ==============     ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt     $           0      $        2,000
   Current portion of capital
     lease obligations                               0                 978
   Accounts payable                              6,599               7,219
   Accrued liabilities                           1,688               3,960
                                         ______________     ______________
   Total current liabilities                     8,287              14,157

Deferred income taxes                              647                 948
Long-term debt                                   3,800               8,000
Long-term capital lease obligations                  0               4,133

Stockholders' equity                            29,828              38,043
                                         ______________     ______________
                                         $      42,562      $       65,281
                                         ==============     ==============




The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov.